Exhibit 1

Company Contacts		IR Agency Contact

Niran Baruch, VP Finance & Chief Accounting Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Collin Dennis KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports First Quarter 2016 Results

Lod, Israel – May 3, 2016 -

First Quarter Highlights:

•	Revenues for the first quarter of 2016 were $34.8 million, compared to $37.5 million in the first quarter of 2015;

•	Revenues related to UC-SIP business increased 20% compared to the first quarter of 2015;

•	Service revenues were $10.2 million, compared to $8.9 million in the first quarter of 2015;

•	Non-GAAP gross margin was a record 61.3%, compared to 59.7% in the first quarter of 2015;

•	Non-GAAP operating expenses were $19.3 million compared to $20.3 million in the first quarter of 2015;

•	Quarterly Non-GAAP net income was $1.6 million, or $0.04 per diluted share, compared to $1.9 million, or $0.05 per diluted share, in the first quarter of 2015;

•	Quarterly cash flow from operating activities was $2.7 million; and

•	AudioCodes repurchased 1.1 million shares of its ordinary shares at an aggregate cost of $4.9 million during the quarter.

AudioCodes Reports First Quarter 2016 Results	Page 1 of 10

Details:

AudioCodes (Nasdaq: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the first quarter ended March 31, 2016.

Revenues for the first quarter of 2016 were $34.8 million, compared to $35.6 million for the fourth quarter of 2015 and $37.5 million for the first quarter of 2015.

Net loss was $222,000, or ($0.01) per diluted share, for the first quarter of 2016, compared to $378,000, or ($0.01) per diluted share, for the first quarter of 2015.

On a Non-GAAP basis, net income was $1.6 million, or $0.04 per diluted share, in the first quarter of 2016 compared to $1.9 million, or $0.05 per diluted share, in the first quarter of 2015.

Non-GAAP net income excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the first quarter of 2016 totaled $2.7 million. Cash and cash equivalents, bank deposits and marketable securities were $76.9 million as of March 31, 2016, compared to $80.4 million as of December 31, 2015. The decrease in cash and cash equivalents, bank deposits and marketable securities was primarily the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program.

“We are pleased to report good financial results and solid progress in our business in the first quarter of 2016,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “Our strategic plan aims to grow our UC-SIP business about 15% annually, and evolve it to become the Company’s main business. I am pleased to report that in the first quarter of 2016 we achieved 20% growth in our UC-SIP business over the year-ago quarter, and made important progress in sales of SBC, IP Phones and CloudBond 365, which are key to the UC-SIP business. As businesses globally accelerate their adoption of hosted UC and SIP Trunking, and as service providers are making increased efforts to migrate to All-IP, we firmly believe in the long term secular growth of our UC-SIP business. Achieving record gross margin of 61.3% in the first quarter of 2016, good control of operating expenses, and positive cash flow from operations, further support our confidence in the strength of our business.”

“We also made good progress on other fronts in order to support growth going forward. We invested in strengthening existing partnerships and in creating new ones. We have increased our sales efforts and resources globally. We announced new important products in the NFV area and enhanced our SBC business line offering with new products for hosted and virtualized environments. We introduced ARM, an innovative routing session management solution, and enhanced our portfolio of solutions for the Microsoft’s Skype for Business UC application by announcing support for its Cloud Connector Edition (CCE),” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2016 Results	Page 2 of 10

Share Buy Back Program

In January 2016, AudioCodes received court approval in Israel to purchase up to an aggregate of $15 million of additional ordinary shares pursuant to this program. The current court approval for share repurchases will expire on May 19, 2016.

During the quarter ended March 31, 2016, AudioCodes acquired 1.1 million shares under the existing share repurchase program for a total consideration of approximately $4.9 million. As of March 31, 2016 and since beginning the repurchase of its shares in August 2014, AudioCodes has acquired an aggregate of 6.9 million shares for an aggregate consideration of approximately $29.7 million.

On April 5, 2016, our Board of Directors approved filing a new application with the court in Israel requesting approval for an additional repurchase program for $15 million of Ordinary Shares once the existing program expires. We filed a new application and we are expecting a decision in the coming weeks.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s first quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

A replay of the call will also be available for callers in the United States and Canada, at +1 (877) 660-6853 and, for callers outside of the United States and Canada, at +1 (201) 612-7415. The access number for the replay is 13634482.

AudioCodes Reports First Quarter 2016 Results	Page 3 of 10

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

About AudioCodes

AudioCodes Ltd. (Nasdaq, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

To download AudioCodes investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2016 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,578	$18,908
Short-term and restricted bank deposits	5,233	5,661
Short-term marketable securities and accrued interest	1,912	2,480
Trade receivables, net	22,715	25,622
Other receivables and prepaid expenses	7,447	4,405
Inventories	16,880	16,778
Total current assets	70,765	73,854

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$2,857	$3,034
Long-term marketable securities	50,290	50,294
Deferred tax assets	1,537	2,216
Severance pay funds	15,099	16,086
Total long-term assets	69,783	71,630

PROPERTY AND EQUIPMENT, NET	4,133	4,090

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,895	40,246

Total assets	$184,576	$189,820

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,768	$5,338
Trade payables	8,064	7,304
Other payables and accrued expenses	17,743	17,951
Deferred revenues	12,368	12,885
Total current liabilities	42,943	43,478

LONG-TERM LIABILITIES:
Accrued severance pay	$15,858	$16,377
Long-term bank loans	5,454	6,032
Deferred revenues and other liabilities	6,385	6,480
Total long-term liabilities	27,697	28,889

Total equity	113,936	117,453
Total liabilities and equity	$184,576	$189,820

AudioCodes Reports First Quarter 2016 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31,
	2016	2015
	(Unaudited)
Revenues:
Products	$24,534	$28,584
Services	10,226	8,896

Total Revenues	34,760	37,480

Cost of revenues:
Products	11,280	13,143
Services	2,514	2,246

Total Cost of revenues	13,794	15,389

Gross profit	20,966	22,091

Operating expenses:
Research and development, net	6,865	7,579
Selling and marketing	11,134	11,297
General and administrative	2,105	2,162

Total operating expenses	20,104	21,038

Operating income	862	1,053
Financial income (expenses), net	(122)	65

Income before taxes on income	740	1,118
Income tax expense, net	(962)	(1,496)

Net loss	$(222)	$(378)

Basic net loss per share	$(0.01)	$(0.01)

Diluted net loss per share	$(0.01)	$(0.01)

Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)	37,273	41,968

AudioCodes Reports First Quarter 2016 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31,
	2016	2015
	(Unaudited)
Revenues:
Products	$24,534	$28,584
Services	10,226	8,896

Total Revenues	34,760	37,480

Cost of revenues:
Products	11,033	12,938
Services	2,420	2,180

Total Cost of revenues (1) (2)	13,453	15,118

Gross profit	21,307	22,362

Operating expenses:
Research and development, net (1) (3)	6,566	7,458
Selling and marketing (1) (2)	10,827	10,914
General and administrative (1)	1,928	1,937

Total operating expenses	19,321	20,309

Operating income	1,986	2,053
Financial income (expenses), net	(122)	65

Income before taxes on income	1,864	2,118
Taxes on income, net (4)	(304)	(168)

Net income	$1,560	$1,950

Diluted net earnings per share	$0.04	$0.05

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	38,107	42,891

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Excluding non-cash deferred tax expenses (benefits).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2016 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2016	2015
	(Unaudited)

GAAP net loss	$(222)	$(378)

GAAP net loss per share	$(0.01)	$(0.01)

Cost of revenues:
Stock-based compensation (1)	25	23
Amortization expenses (2)	316	248
	341	271
Research and development, net:
Stock-based compensation (1)	111	121
Deferred payments expenses (3)	188	-
	299	121
Selling and marketing:
Stock-based compensation (1)	277	292
Amortization expenses (2)	30	91
	307	383
General and administrative:
Stock-based compensation (1)	177	225

Income taxes:
Deferred tax (4)	658	1,328

Non-GAAP net income	$1,560	$1,950
Non-GAAP diluted net earnings per share	$0.04	$0.05

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses (benefits).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2016 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2016	2015
	(Unaudited)
Cash flows from operating activities:
Net Loss	$(222)	$(378)
Adjustments required to reconcile net income or loss to net cash provided by operating activities:
Depreciation and amortization	769	824
Amortization of marketable securities premiums and accretion of discounts, net	269	313
Increase in accrued severance pay, net	468	161
Stock-based compensation expenses	590	661
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	29	(148)
Decrease in long- term deferred tax assets	679	619
Decrease in trade receivables, net	2,907	144
Decrease (increase) in other receivables and prepaid expenses	(2,629)	291
Decrease (increase) in inventories	(102)	132
Increase (decrease) in trade payables	760	(2,524)
Increase (decrease) in other payables and accrued expenses	(677)	396
Increase (decrease) in deferred revenues	(125)	4,222

Net cash provided by operating activities	2,716	4,713

Cash flows from investing activities:
Decrease in short-term deposits, net	428	3,276
Decrease in long-term bank deposits	177	515
Proceeds from redemption of marketable securities	900	-
Purchase of property and equipment	(461)	(842)
Net cash provided by investing activities	1,044	2,949

AudioCodes Reports First Quarter 2016 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2016	2015
	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(4,921)	(5,249)
Repayment of bank loans	(1,292)	(976)
Proceeds from issuance of shares upon exercise of options and warrants	123	272

Net cash used in financing activities	(6,090)	(5,953)

Increase (decrease) in cash and cash equivalents	(2,330)	1,709

Cash and cash equivalents at the beginning of the period	18,908	14,797

Cash and cash equivalents at the end of the period	$16,578	$16,506

AudioCodes Reports First Quarter 2016 Results	Page 10 of 10